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SECUR 10035372 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOVERNMENT CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 MIRON
(No. and Street)

SOUTHLAKE (City) TX (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRY DEBO (817) 421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name – *if individual, state last, first, middle name*)

3208 N O CONNOR RD (Address) IRVING (City) TX (State) 75062 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHEILA R REESE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
07-25-2011

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ *(d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ *(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ *(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ *(m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Exempt, not applicable or none

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

To Management and the Board of Directors of Government Capital Securities Corporation,

In planning and performing our audit of the financial statements of Government Capital Securities Corporation as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Government Capital Securities Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Government Capital Securities Corporation that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies:

Segregation of Accounting Duties – Because of the firm's small size, the firm's accounting function is outsourced and one individual is responsible for all accounting duties. This individual is experienced in all areas of accounting and is responsible for cash disbursements, payroll, accruals, all journal entries, and financial statement preparation. Additionally, all bank statements are received and reconciled by this same person. As mitigating controls to offset the inherent lack of segregation of accounting duties in such a small firm, the financial statements are reviewed twice per month (mid month and month end) by one of the firm's shareholders and once per month (month end) by the firm's independent Financial and Operations Principal ("FinOp"). Accruals and the Regulatory Net Capital calculation are also reviewed monthly by the registered FinOp. Although these timely and effective controls coupled with the firm's extremely low transaction volume serve to mitigate the likelihood of material errors, we recommend that the monthly bank reconciliation be reviewed by either the firm's President or independent FinOp.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Neal, P.C.



Irving, Texas 75061
February 24, 2010

3208 N O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

GOVERNMENT CAPITAL
SECURITIES CORPORATION
FINANCIAL REPORT
DECEMBER 31, 2009 and 2008

CONTENTS

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Government Capital Securities Corporation

We have audited the accompanying balance sheets of Government Capital Securities Corporation as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.
R.C. Neal, P.C.
Irving, Texas
February 24, 2010

3208 N. O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2009 and 2008

ASSETS

		2009		2008
CASH AND CASH EVIVALENTS	$	52,606	$	17,934
CERTIFICATE OF DEPOSIT		-		5,000
PREPAID EXPENSES		5,771		723
TOTAL CURRENT ASSETS		58,377		23,657
TOTAL ASSETS	$	58,377	$	23,657

LIABILITIES AND STOCKHOLDERS' EQUITY

		2009		2008
ACCRUED EXPENSES	$	8,000	$	9,000
ACCRUED TAXES		200		200
TOTAL CURRENT LIABILITIES		8,200		9,200
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10		10
Additional paid-in capital		19,990		19,990
Retained earnings (deficit)		30,177		(5,543)
TOTAL STOCKHOLDERS' EQUITY		50,177		14,457
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	58,377	$	23,657

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	2009	2008
REVENUES		
Brokerage commissions	$ 469,331	$ 462,750
Interest income	107	475
Other	-	12,725
	469,438	475,950
EXPENSES		
Legal and professional fees	101,791	100,419
Salaries, commissions and related taxes	183,432	173,461
General and administrative	82,460	125,240
	367,683	399,120
INCOME BEFORE INCOME TAXES	101,755	76,830
INCOME TAXES	35	255
NET INCOME	$ 101,720	$ 76,575

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2007	1,000	$ 10	$ 19,990	$ 14,132	$ 34,132
Net Income	-	-	-	76,575	76,575
Distributions to Stockholders	-	-	-	(96,250)	(96,250)
Balance at December 31, 2008	1,000	10	19,990	(5,543)	14,457
Net Income	-	-	-	101,720	101,720
Distributions to Stockholders	-	-	-	(66,000)	(66,000)
Balance at December 31, 2009	1,000	$ 10	$ 19,990	$ 30,177	$ 50,177

GOVERNMENT CAPITAL SECURITIES CORPORTATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 101,720	$ 76,575
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease (increase) in:		
Prepaid expenses	(5,048)	(470)
Net increase (decrease) in:		
Accrued expenses	(1,000)	377
Net cash provided by operating activities	95,672	76,482
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of certificates of deposit	-	(10,000)
Maturity of certificate of deposit	5,000	5,000
Net cash provided by (used for) investing activites	5,000	(5,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(66,000)	(96,250)
Net cash used for financing activites	(66,000)	(96,250)
NET INCREASE (DECREASE) IN CASH	34,672	(24,768)
CASH AT BEGINNING OF PERIOD	17,934	42,702
CASH AT END OF PERIOD	$ 52,606	$ 17,934
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 35	$ 255

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

GOVERNMENT CAPITAL SECURITIES CORPORTATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company was established to broker revenue bond offerings primarily in the state of Texas but is also registered to conduct business in other states.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings and financial advisory fees. Commissions and financial advisory fees are earned only after the bond offerings and the advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2005, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, the Company is not subject to federal income taxes subsequent to the effective date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $44,406 and $13,634 at December 31, 2009 and 2008 respectively, which exceeds the $5,000 minimum required. The Company was also in compliance with its ratio of aggregate indebtedness at December 31, 2009 and 2008. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

GOVERNMENT CAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. Effective December 1, 2003, the Company entered into an Operating Agreement with the affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Additionally, the Company may pay additional fees to the affiliate in recognition of the affiliate's efforts to assist the Company in closing certain bond offerings for its customers. Total fees paid by the Company were $47,500 and $101,500 for 2009 and 2008, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

		2009		2008
State franchise taxes	$	35	$	255
Total taxes	$	35	$	255

NOTE 5 – CERTIFICATE OF DEPOSIT

The $5,000 certificate of deposit earned interest at 2.90% and matured May 14, 2009.

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

NET CAPITAL		
Total stockholders' equity	$	50,177
Less non-allowable assets:		
Prepaid expenses		(5,771)
TOTAL NET CAPITAL		44,406
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required under Rule 15c3-1		5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$	39,406
AGGREGATE INDEBTEDNESS	$	8,200
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	$	0.18

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2009

NET CAPITAL PER AMENDED FOURTH QUARTER FORM X-17A-5	$	44,406
DIFFERENCES		-
NET CAPITAL PER FINANCIAL STATEMENTS	$	44,406